Hello SWAN investors,

I hope you're all well. Since we were last in touch, the acquisition conversations with ITI have been paused because ITI is restructuring. So we're moving forward with a priced round via crowdfunding that will launch Oct 15. I wanted to keep you updated, give you a sneak peek at the video we're launching, and ask for your help in spreading the word once the campaign goes live, with an invitation for SWAN members to join us by investing.

- **Pitch summary:** In India, we just finished building India's first farmer-owned specialty tea factory (funded by USAID, Acumen, and others). In the US, we've launched with our first national distributor, been covered in Forbes, and secured Fortune 500 customers. Now, we're raising the funds to buy the new factory's harvest, invest in sales and marketing, and grow our team.
- **Terms:** $500k priced round based on a $4.5M pre-money valuation. If successful, this will convert SWAN's convertible notes. $200k secured in soft commits so far (including $50k from ITI's owner)
- Run as a crowdfunding-for-equity campaign through WeFunder. We will also work directly with accredited investors interested in $25k+ investments
- Soft launch on Oct 8, main launch on Oct 15
- Video pitch here. Please keep this under wraps until we launch.

We'd welcome SWAN's members to invest as we take these exciting next steps to scale our business and impact. I'm headed to India tomorrow, so if you'd like to find a time to talk, mornings for you / evenings for me would be best.

Cheers!